                                                                    EXHIBIT 99.3

               [LETTERHEAD OF BUFFTON CORPORATION APPEARS HERE]

PRESS RELEASE


FOR IMMEDIATE RELEASE:
----------------------


                              BUFFTON CORPORATION
                       ANNOUNCES SECOND QUARTER RESULTS


     FORT WORTH, TEXAS, April 28, 1997 -- Robert H. McLean, Chief Executive Officer of Buffton Corporation (ASE - "BFX"), announced today net income of $601,000, or $.09 per share, on revenues of $7,326,000 for its second quarter ended March 31, 1997. For the same period last year, net income was $209,000, or $.03 per share, on revenues of $5,972,000.

     For the six months ended March 31, 1997, net income was $714,000 or $.11 per share on revenues of $13,295,000. For the same period last year, net income was $526,000 or $.09 per share on revenues of $11,308,000.

     In making the announcement, Mr. McLean stated, "Earnings during the current quarter were positively affected by increased earnings at both Current Technology, Inc. and BFX Hospitality Group, Inc.. This improvement was achieved in spite of continuing expenses incurred in connection with positioning the Company's hospitality operations for growth. We are pleased with the progress of the existing operations of BFX Hospitality Group, Inc., which in all instances showed increased revenues and operating profits over the prior year's quarter. For the current six month period the operations of BFX Hospitality, Group, Inc. represent approximately 40% of revenues and have generated $1,130,000 in cash flow (operating profit plus depreciation and amortization) at the operating level before corporate expenses. "

     Mr. McLean concluded, "Progress toward the completion of the second Cabo unit located in downtown Houston as well as Sweetwaters, the new steakhouse concept to be located in the Stockyards Hotel property, should result in both of these operations being opened during our current fiscal year. In addition, we are in the process of finalizing a new lease commitment for our third Cabo unit to be located in downtown Fort Worth's Sundance Square."

For more information, contact:

Robert Korman, Vice President & Chief Financial Officer
226 Bailey, Suite 101
Fort Worth, Texas  76107
817/332-4761
                                     #####

                              BUFFTON CORPORATION
                               EARNINGS SUMMARY
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                               Three Months Ended        Six Months Ended
                                    March 31,                March 31,
                               ------------------        -----------------
                                1997        1996          1997       1996
                               ------      ------        -------   -------

Net revenues                   $7,326      $5,972        $13,295   $11,308
                               ------      ------        -------   -------

Net income                     $  601      $  209        $   714   $   526
                               ------      ------        -------   -------
Net income per average
 common share                  $  .09      $  .03        $   .11   $   .09
                               ------      ------        -------   -------
Net income per fully
 diluted common share          $  .09      $  .03        $   .10   $   .09
                               ------      ------        -------   -------


Buffton Corporation is a diversified group of companies with operations in the Hospitality and Electrical Products industries with shares traded on the American Stock Exchange under the trading symbol "BFX."

For more information, contact:
Robert Korman, Vice President & Chief Financial Officer
226 Bailey Avenue, Suite 101
Fort Worth, Texas  76107
817/332-4761